Supplement Number 1: Form 1-A/A for the Amended Offering Circular qualified on August 4, 2022 for HealthySole Biologics Inc.. This Supplement incorporates five changes to the aforementioned Offering Circular. First, the Issuer has modified the price per Share to $3.40 cents per Share. Second, the Company has provided an updated Commissions schedule for the Company’s broker dealer. Third, the Company has changed the Minimum Investment amount to $503.20. Fourth, the Company has provided a supplementary Selling Shareholders disclosure related to the new price per Share. Fifth, the Company has provided an updated Use of Proceeds table reflecting the changes in the proceeds going to Selling Shareholders.

253(g) Supplement #1

For

HealthySole Biologics, Inc.

A Delaware Corporation

March 17, 2023

SECURITIES OFFERED : Equity in the form of Shares of common stock

AMENDED PRICE PER SHARE: $3.40 per Share of Common Stock

MAXIMUM OFFERING AMOUNT : $40,000,000.00 for 11,764,705 Shares of Common Stock

MINIMUM OFFERING AMOUNT: Not Applicable (No Minimum Offering Amount)

AMENDED MINIMUM INVESTMENT: $503.20 for 148 Shares of Common Stock

CONTACT INFORMATION :

HealthySole Biologics, Inc.

774 Mays Blvd. #10-220

Incline Village, NV 89451

(415) 722-3147

Healthysole.com

Adjustments in the Share Price and Number of Shares Offered

The Company has modified the price per Share from five dollars and eighty cents $5.80 per Share to three dollars and forty cents $3.40 cents per Share. The number of Shares being offered is being proportionately increased to 11,764,705 Shares of Common Stock as a result of this change in the Price per Share.

Adjustments in the Minimum Investment Amount

The minimum investment amount per Investor is one hundred sixteen dollars ($503.20), representing One Hundred Forty Eight (148) Shares at three dollars and forty cents ($3.40) per Share.

Adjustments in the Commissions Due to Rialto as Broker Dealer and the Plan of Distribution

The following tables reflect the new commissions due to the changes in the price per Share and the Minimum Investment Amount:

	Price to Public*	Commissions**	Proceeds to Other Persons***	Proceeds to the Company
Amount to be Raised per Share	$3.40	$0.17	1.07	$4.44
Minimum Investment Amount	$503.20	$25.16	21.30	$88.90
Minimum Offering Amount	N/A	N/A	N/A	N/A
Maximum Offering Amount	$40,000,000	$2,000,000	$4,285,404	$33,714,596

*The Offering price to Investors was arbitrarily determined by the Board.

** The Company is not using an underwriter for the sale of Shares. These commissions listed are those for Rialto Markets, a FINRA broker-dealer. Rialto Markets is entitled to 2% on all passive sales of securities as placement agent. If securities are sold through the efforts of Rialto Markets, 8% will be due to Rialto Markets (instead of 2%) up to a maximum of $1,600,000 – for potential maximum commissions of $2,000,000. The commissions due to Rialto Markets are conditional on the services provided by Rialto Markets with respect to any one sale. See “Plan of Distribution “ below.

*** The Company intends to have selling shareholders as part of this Offering. See Plan of Distribution and Selling Shareholders below.

The Company adjusts the Plan of Distribution section as below:

PLAN OF DISTRIBUTION

The Offering will be made through general solicitation, direct solicitation, and marketing efforts whereby Investors will be directed to the Portal (healthysole.com) to invest. The Company has engaged Rialto Markets, an independent FINRA broker-dealer to assist with the Share sales in exchange for a 2% commission fee on the aggregate sales. The Offering is conducted on a best-efforts basis. No Commissions or any other renumeration for the Share sales will be provided to the Company, the Directors, any Officer, or any employee of the Company, relying on the safe harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company will not limit or restrict the sale of the Shares during this 12-month Offering. No market exists for the Shares and no market is anticipated or intended to exist in the near future, therefore there is no plan to stabilize the market for any securities to be offered.

Directors, Officers, and employees of the Company are primarily engaged in the Company’s business of developing products that use ultraviolet-C (UV-C) light to kill pathogens, and none of them are, or have ever been, brokers nor dealers of securities. The Directors, Officers, and employees will not be compensated in connection with the sale of securities through this Offering. The Company believes that the Directors, Officers, and employees are associated persons of the Company not deemed to be brokers under Exchange Act Rule 3a4-1 because: (1) no Director, Officer, or employee is subject to a statutory disqualification, as that term is defined in section 3(a)(39) of Exchange Act at the time of their participation; (2) no Director, Officer, or employee will be compensated in connection with his participation by the payment of commissions or by other renumeration based either directly or indirectly on transactions in connection with the sale of securities through this Offering; (3) no Director, Officer, or employee is an associated person of a broker or dealer; (4) the Directors, Officers, and employees primarily perform substantial duties for the Company other than the sale or promotion of securities; (5) no Director, Officer, or employee has acted as a broker or dealer within the preceding twelve months of the date of this Offering Circular; (6) no Director, Officer, or employee will participate in selling this Offering after more than twelve months from the Effective Date of the Offering.

Rialto Markets LLC (“Rialto”) has agreed to act as placement agent to assist in connection with this Offering. Rialto is not purchasing or selling any securities offered by this Offering Circular, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities. However, Rialto has agreed to use their best efforts to arrange for the sale of the Shares offered through this Offering Circular. In addition, Rialto may engage other brokers to sell the securities on their behalf. Rialto will receive compensation for all passive sales of the Shares offered and sold pursuant to this Offering Circular at a rate of 2% of the gross Proceeds for a maximum of $800,000. The Company may pay Rialto 8% of the gross Proceeds from the sale of up to $20,000,000 in Common Stock resulting from the direct selling efforts of Rialto not to exceed $1,600,000.

In the event that Rialto’s targeted selling efforts lead to sales of up to $20,000,000 in Shares of Common Stock, Rialto will be entitled to 8% of the gross Proceeds from the sale of such Shares of Common Stock not to exceed $1,600,000. If Rialto’s efforts lead to all $20,000,000, the maximum commissions to be charged would be $2,000,000. The $2,000,000 is made up of 8% of $20,000,000, or $1,600,000, and 2% on the remaining $20,000,000 for $400,000. There will not be any commissions charged at a combined 10%.

The Company will also publicly market the Offering using general solicitation through methods that include emails to potential Investors, the internet, social media, and any other means of widespread communication.

The Offering Circular will be furnished to prospective Iinvestors via download 24 hours per day, 7 days per week on the Company’s website at healthysole.com and via of the EDGAR filing system.

The following table shows the total discounts and commissions payable to Rialto in connection with this Offering by the Company:

	Price Per Share		Total Offering
Public Offering Price	$3.40		$40,000,000
Placement Agent Commissions	$0.17	*	$2,000,000	*
Proceeds, Before Expenses	$3.23		$38,000,000

*This represents the maximum potential commissions due to Rialto, the commissions actually due may be less than this number conditional on the success of Rialto’s targeted sales efforts.

Other Terms

Rialto has also agreed to perform the following services in exchange for the compensation discussed above:

- Act as lead broker for the Offering, coordinating efforts of parties involved and providing regulatory guidance;

- Manage the back-end process of the Offering Platform technology, Investors use to invest in the Offering;

- Reviewing marketing materials if requested;

- Performing AML/KYC checks on all Investors, and;

- Providing other financial advisory services normal and customary for Regulation A offerings and coordinate with the Company’s registered transfer agent and legal representatives.

In addition to the commissions described above, the Company will also pay $5,000 to Rialto for out-of-pocket accountable expenses paid prior to commencing the Offering. This fee will be used for the purpose of coordinating filings with FINRA (Form 5110). In addition, the Company will pay Rialto $6,500 consulting fee upon the issuance of the FINRA No Objection Letter and a $5,000 Blue Sky filing service fee for managing the filings required for state Blue Sky regulations. The Company will forward the fees required for state notice filing fees, estimated to be approximately $13,000. Assuming the full amount of the offering is raised and that Rialto's targeted selling efforts lead to sales of $20,000,000, the Company estimates that the total fees and expenses of the Offering payable by the Company to Rialto will be approximately $1,200,000. Maximum expected out of pocket expenses total $18,750.

Selling Securityholders

Name	Amount Held Prior to Offering	Number Offered through this Offering	Amount Held After Offering
Chris Griffith	1,547,241	185,669	1,361,572
Douglas Brown	560,000	67,200	492,800
James Morley	3,203,800	384,456	2,819,344
Lauren and Robert Bullock	349,000	41,880	307,120
Colin Gray	156,600	18,792	137,808
Pioneer Healthcare Parker	782,600	93,912	688,688
RP3 Limited LLC	961,600	115,392	846,208
Corey Paus	158,200	18,984	139,216
Paul Rutledge/Van White	78,200	9,384	68,816
Eric Custardo	78,200	9,384	68,816
Nelson Patterson	520,000	62,400	457,600
Nick DeOrio	208,000	24,960	183,040
Life Science Intelligence Inc.	1,000,000	120,000	880,000
Medical Funding Professionals LLC*	900,000	108,000	792,000
Total	10,503,441	1,260,413	9,243,028

*The Company engaged Medical Funding Professionals, a state-registered investment advisor (“MFP”), to provide capital and cash flow planning solutions to the Company. MFP is not affiliated or associated with any members of the Financial Industry Regulatory Authority.

1,260,413 Shares of Common Stock are being offered for the accounts of Selling Shareholders. This represents 3.4% of the outstanding Shares of Common Stock as of the date of this Offering Circular.

No Proceeds will go to the accounts of Selling Shareholders until the Company has raised gross Proceeds of $7,500,000.

Adjustments to the Use Of Proceeds

Because of the modified Share price, the Gross proceeds to selling shareholders was reduced to $4,285,404. Accordingly, the Use of Proceeds Table in the Offering Circular has been changed to the following:

	25%	50%	75%	100%
Marketing	1,084,985	3,000,000	4,000,000	4,000,000
Sales & Industry Outreach	1,500,000	3,000,000	5,000,000	7,000,000
General and Administrative Expansion	1,000,000	1,500,000	2,500,000	3,000,000
Increasing Manufacturing Capacity	1,250,000	1,250,000	2,000,000	4,000,000
Research and Development	1,000,000	2,000,000	2,500,000	4,000,000
General Working Capital	1,735,369	65,176,843	8,033,182	9,714,596
Industry Compliance and Standards	1,000,000	750,000	1,000,000	1,500,000
Expansion of Personnel	1,100,000	1,674,925	2,000,000	2,500,000
Capital To Selling Shareholders	329,646	1,648,232	2,966,818	4,285,404
Total	10,000,000	20,000,000	30,000,000	40,000,000